Exhibit 99.1.1

Response Biomedical Corporation Announces First Quarter Results

VANCOUVER, British Columbia--(BUSINESS WIRE)--May 4, 2010--Response Biomedical Corporation (TSX: RBM, OTCBB: RPBIF) today announced financial results for the first quarter ended March 31, 2010.

Total revenues for the three month period ended March 31, 2010 decreased 43% to $1,549,479 compared to $2,712,401 for the same period last year.

Expenses for the three month period ended March 31, 2010 increased 18% to $2,747,614 compared to $2,326,336 for the same period last year. Net loss increased by 54% to $2,660,048. As at March 31, 2010, the Company had a working capital balance of $4,818,906 compared to $6,998,529 as at December 31, 2009.

“While we expect to see continued year-over-year annual revenue growth in 2010 as compared to 2009, our Q1 2010 results are significantly lower than those reported in Q1 2009,” said S. Wayne Kay, Chief Executive Officer. “Q1 2009 was a record quarter with the launch of the cardiac product line by Roche Diagnostics in the U.S. This year we are disappointed by a very weak seasonal flu period and the delay of a milestone payment tied to the agreement on acceptance criteria of the CLIA-waiver for NT-proBNP, which is still the subject of discussions with the U.S. Food and Drug Administration. This fluctuation in quarterly revenues is not unexpected. Certain quarterly revenues are tied to the recognition of contract service milestones, which do not occur in every quarter. Fluctuations in product mix of Reader sales versus test kit sales for new partners and distributors also impact quarterly revenues. Despite our weak results in Q1, we are confident that we are approaching profitability, although our timetable may be lengthened somewhat. In addition, we are closely managing our current cash position and concurrently pursuing several debt and equity financing alternatives to provide our needed bridge to profitability. If we are successful, as in the past, in obtaining necessary capital, we will communicate further details to shareholders once we have an agreement in place.”

Web Cast Information

Response Biomedical management will host a Web cast following the business portion of today’s Annual General and Special Meeting of Shareholders beginning at approximately 12:15 p.m. (Eastern Time) today to discuss these results and other corporate matters. The Web cast may be accessed in listen only mode at http://events.snwebcastcenter.com/responsebiomedical/20100504/. An archive of the Web cast will be available from the same link approximately two hours after the live call has concluded and will be accessible for 30 days.

About Response Biomedical

Response Biomedical develops, manufactures and markets rapid on-site diagnostic tests for use with its RAMP® Platform for clinical and environmental applications. RAMP® represents a new paradigm in diagnostics that provides high sensitivity and reliable information in minutes. It is ideally suited to both point of care testing and laboratory use.

The RAMP® system consists of a Reader and single-use disposable test cartridges, and has the potential to be adapted to more than 250 medical and non-medical tests currently performed in laboratories. RAMP® clinical tests are commercially available for the early detection of heart attack, congestive heart failure, influenza and RSV through our commercial partners, Roche and 3M Health Care respectively.

In the non-clinical market, RAMP® Tests are currently provided for the environmental detection of West Nile Virus, and Biodefense applications including the rapid on-site detection of anthrax, smallpox, ricin and botulinum toxin. Several other product applications are under development.

Response has achieved CE Marking for its Reader and clinical tests and its Quality Management System is registered to ISO 13485: 2003 and ISO 9001: 2000.

Response Biomedical is a publicly traded company listed on the TSX under the trading symbol "RBM" and quoted on the OTC Bulletin Board under the symbol "RPBIF". For further information, please visit the Company's website at www.responsebio.com.

Statements contained in this press release relating to future results, events or developments, for example, statements containing the words "believes," "may," "could", "plans," "will," "estimate," "continue," "anticipates," "intends," "expects", “goal” and similar expressions, are "forward-looking statements" or “forward-looking information” under applicable United States and Canadian securities laws. Forward-looking statements or information may involve, but are not limited to, comments with respect to our planned activities, business plan and strategies and their future implementation, and our expectations for our financial condition and the results of, or outlook for, our business operations generally. Forward-looking statements or information are subject to the related assumptions made by us and involve known and unknown risks, uncertainties and other factors that may cause actual results, events or developments to be materially different from those expressed or implied by such statements or information.

Many of such risks, uncertainties and other factors form part of our underlying assumptions, and include, among other things, financial risks that would affect our operations such as our limited available working capital and cash flows and whether and for how long available funds will be sufficient to fund our operations and our ability to raise additional capital as and when needed; our need for substantial additional funding to conduct research and development and commercialization activities; current financial market conditions which may negatively affect our ability to obtain financing; changing facility costs and other risks relating to our facilities expansion plans; our ability to establish, and our dependence upon, relationships with strategic alliance partners to develop and commercialize products; technological changes that impact our existing products or our ability to develop and commercialize our products; our ability to obtain and enforce timely patent and other intellectual property protection for our technology and products; our ability to obtain and maintain rights to technology from licensors; liability for patent, product liability and other claims asserted against us; commercialization limitations imposed by patents owned or controlled by third parties; technical risk in research and development; adverse results or unexpected delays in product development and clinical trials; our ability to retain, and our reliance upon, third party suppliers, manufacturers, distributors and alliance partners; our ability to attract and retain qualified personnel; our ability to effectively and efficiently manage the planned growth of our operations; our ability to obtain, and the timing of, necessary regulatory approvals; our ability to profitably sell our products at prices that would be acceptable to third-party reimbursement programs; competition including competition from others with significantly more resources; market acceptance of our products and the size of our markets; changes in business strategy or development plans; changes in, or the failure to comply with, governmental regulations; fluctuations in interest rates and foreign exchange rates; seasonality including government budget cycles; general economic and business conditions where we operate; and other factors referenced in our annual report, our Annual Information Form (AIF) (Form 20-F in the U.S.) and other filings with Canadian and United States securities regulatory authorities.

Given these uncertainties, assumptions and risks, readers are cautioned not to place undue reliance on such forward-looking statements or information. We disclaim any obligation to update, or to publicly announce any revisions to, any such statements or information to reflect future results, events or developments, except as required by law.

	Three Months Ended
	March 31,
	2010	2009
CLINICAL PRODUCTS REVENUE	$1,214,409	$1,742,707
NON CLINICAL PRODUCTS REVENUE	$188,125	$536,870
CONTRACT SERVICE FEES	$146,945	$432,824
TOTAL REVENUES	$1,549,479	$2,712,401
EXPENSES	$2,747,614	$2,326,336
LOSS FOR THE PERIOD	$2,660,048	$1,731,415
LOSS PER SHARE	$0.01	$0.01

CONTACT:
Response Biomedical Corporation
Bill Wickson, 604-456-6073
Director, Investor Relations
bwickson@responsebio.com